CHANG-ON INTERNATIONAL, INC.

514 No. 18 Building
High New Technology Development, Harbin,
Heilongiang Province, China

October 24, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: John Cash

Re:	Chang-On International, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2011
Filed April 13, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 14, 2012
File No. 1-8397

We refer to your letter of September 28, 2012 addressed to the Company with your comments on the Company’s Annual Report on Form 10-K filed April 13, 2012 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.

Please confirm you will ensure that future audit reports from your independent auditor will comply with Rule 2-02(a) of Regulation S-X. In this regard, we note that the audit report found on page F-1 does not include the stat where the auditor is located.

Response:

We confirm that we will review reports provided by our independent auditor to ensure that they comply with Rule 2-02(a) of Regulation S-X and that we have made our independent auditor aware of this requirement.

Form 10-Q for the Quarter ended June 30, 2012

Item 4. Disclosure Controls and Procedures, page 14

Evaluation of Disclosure Controls and Procedures, page 14

2.

We note that disclosure controls and procedures were deemed effective at the end of each of your first two quarter of fiscal year 2012 and that there were no changes to internal controls during these periods. We further note that disclosure controls and procedures were deemed ineffective at December 31, 2011. With a view toward future disclosure, please tell us how you determined that disclosure controls and procedures were effective at March 31, 2012 and June 30, 2012.

Response:

Disclosure controls and procedures in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 were erroneously reported as being effective and we have filed with this response letter Amended Form 10-Q/A’s for both of these quarters to rectify this error.

Additionally, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHANG-ON INTERNATIONAL, INC.

Per:	/s/ “Bing Xiao”

Bing Xiao
President and Chief Executive Officer